June 20, 2017

Kathleen Collins
Accounting Branch Chief- Office of Information Technologies & Services
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Medidata Solutions, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 28, 2017
Form 10-Q for the period ended March 31, 2017
Filed May 8, 2017
Form 8-K furnished April 26, 2017
File No. 001-34387

Dear Ms. Collins:

Medidata Solutions, Inc. (the "Company”) submits this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Staff”) received via email dated June 6, 2017, related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Quarterly Report on Form 10-Q for the period ended March 31, 2017, and Current Report on Form 8-K furnished April 26, 2017.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 22

1.
We note your disclosure here of revenue retention rate, as well as your discussion of this metric during your fourth quarter 2016 and first quarter 2017 earnings calls. Please revise to provide a definition and calculation of this metric.

Response: The Company defines revenue retention as the percentage of revenue retained from prior year through ongoing relationships with customers. Revenue retention rate is calculated as follows:

Revenue retention rate	=	(Total prior year revenue – prior year revenue attributable to customers lost in the current year)
Total prior year revenue
To illustrate, for 2016:
99.3%	=	($392.5M total prior year revenue – $2.8M prior year revenue attributable to customers lost in the current year)
$392.5M total prior year revenue

The Company proposes to address the Staff’s comment by including in its second quarter 2017 earnings release on Form 8-K (scheduled for submission on or about July 17, 2017) and all future filings that disclose revenue retention rate, either in context or as a footnote to such metric, a defining statement similar to the following:

Revenue retention rate is calculated as the percentage of prior year revenue attributable to customers retained in the current year.

Form 10-Q for the period ended March 31, 2017

Notes to Consolidated Financial Statements

Note 14. Income Taxes, page F-26

2.
You state on page 25 that the effective tax rate was impacted by the mix of foreign jurisdictional earnings, and losses incurred by a foreign subsidiary for which you have not realized the related tax benefit. Please revise to provide a further quantitative breakdown of “Foreign earnings” in the income tax rate reconciliation table pursuant to Rule 4-08(h)(2) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment, which it believes (based on the page numbers cited) refers to its Form 10-K for the year ended December 31, 2016 instead of its Form 10-Q for the three months ended March 31, 2017 as stated. The Company respectfully advises the Staff that the foreign earnings line in the income tax rate reconciliation table on page F-26 of its 10-K is predominantly foreign tax rate differential that is inclusive of losses incurred by a foreign subsidiary not subject to income tax, which accounts for 11.5% of the 10.2% line item. The remaining components are related to foreign jurisdictional non-deductible expenses and return-to-provision adjustments, which are both individually and in aggregate less than 5% of the statutory federal income tax rate of the Company and therefore not separately broken out in the income tax rate reconciliation table on page F-26.

The Company has considered the guidance in Rule 4-08(h)(2) of Regulation S-X and will continue to ensure that its rate reconciliation table in future filings on Form 10-K accounts for all reconciling items that amount to 5% or more of the statutory federal income tax rate.

Form 8-K furnished April 26, 2017

Financial Outlook

3.
Please revise to include a quantitative reconciliation of your non-GAAP guidance measures to the most directly comparable GAAP measure, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to guidance in Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance Disclosure and Interpretations issued May 17, 2016.

Response: The reconciliation of the Company’s 2017 forward-looking non-GAAP measures included in Form 8-K furnished on April 26, 2017 to the most directly comparable GAAP measures is as follows:

Estimated Full-Year 2017
(in millions)
GAAP operating income	$61 - $69
Stock-based compensation (1)	47
Depreciation and amortization (1)	23
Non-GAAP operating income	$131 - $139

GAAP net income	$31 - $36
Stock-based compensation (1)	47
Amortization (1)	2
Non-cash interest expense on convertible senior notes (1)	15
Tax impact on add-back items (2)	(26)
Adjusted non-GAAP net income	$69 - $74

(1) Represents the estimated midpoint of the Company’s guidance range
(2) Tax impact estimated using a 40% rate

The Company proposes to address the Staff’s comment by including an explicit tabular reconciliation, in a format similar to the above, of its forward-looking non-GAAP measures in its second quarter 2017 earnings release on Form 8-K (scheduled for submission on or about July 17, 2017) and all comparable future 8-Ks furnished.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 918-1800 or rbergmann@mdsol.com should you have further questions.

Sincerely,
/s/ Rouven Bergmann
Rouven Bergmann
Chief Financial Officer